Nieves-Exh2-SubItem77C-029


THE DREYFUS PREMIER THIRD CENTURY FUND, INC.


                                             Exhibit:  1
                                             Sub-Item:  77C



       A Special Meeting of the Stockholders of The Dreyfus
Premier Third Century Fund, Inc. (the "Fund") was held on
August 19, 1999. Out of 87,762,926.533 shares of the Fund outstanding and entitled to vote at the meeting, 58,337,890.64 shares of common stock were represented in person or by proxy. The following matter was duly approved by vote of the holders of the Fund's outstanding shares as follows:


       A proposal to approve the proposed
       amendment and restatement of the Fund's
       Articles of Incorporation.


Affirmative Votes        Negative Votes         Abstained

44,154,487.337           9,827,566.684
4,355,836.617